Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

November 25, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation Registration Statement on Form S-1 Filed October 15, 2008 File No. 333-154311

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated November 10, 2008 (the “Comment Letter”), enclosed please find Amendment No. 1 to the Company’s Registration Statement on Form S-1 initially filed on October 15, 2008. Amendment No. 1 to the Company’s Registration Statement on Form S-1 is marked to show changes from the Registration Statement filed on October 15, 2008.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

General

1.
Please explain how the merger transaction with SouthPeak Interactive, L.L.C. (SouthPeak) entered into subsequent to the rejection of the business combination with SouthPeak is consistent with Article Fifth (C) of the Amended and Restated Certificate of Incorporation of Global Services Partners Acquisition Corp., as in effect at the time of the distribution of the trust account. Specifically address whether that organizational document provided for mandatory liquidation if a business combination was not completed within the time periods specified. We note that you amended and restated your certificate of incorporation in early May 2008, and apparently eliminated the mandatory liquidation provision at that time, but this action does not appear to comport with your prior disclosure on this subject.

Securities and Exchange Commission
November 25, 2008

The Company respectfully submits that its officers were not required to dissolve and liquidate the Company following the special meeting of the Company’s stockholders held on April 24, 2008 as a result of the fact that the charter provision requiring such dissolution and liquidation was terminated on April 25, 2008.

The preamble of Article Fifth of the Company’s certificate of incorporation in effect on April 25, 2008 (the “GSPAC Charter”) states that “The following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and shall terminate upon the first to occur of the (i) consummation of any “Business Combination” and (ii) “Termination Date.” The GSPAC Charter defines a “Business Combination” as an acquisition by the Company, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business. The GSPAC Charter defines the “Termination Date” as the date, if the Company does not consummate a Business Combination, that is the later of (a) 18 months after the consummation of the Company’s initial public offering and (b) 24 months after the consummation of the Company’s initial public offering in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but such Business Combination was not consummated within such 18 month period. The Company entered into a letter of intent with SouthPeak Interactive, L.L.C. prior to the expiration of such 18 month period and therefore the Termination Date was set as April 25, 2008.

Following the special meeting of the Company’s stockholders held on April 24, 2008, the Company’s board of directors determined that no Business Combination would be consummated prior to the close of business on the Termination Date. In accordance with the GSPAC Charter, as a result of the Company not consummating a Business Combination on or before the Termination Date, effective on April 25, 2008, each share of the Company’s Class B common stock was cancelled and automatically converted into the right to receive a pro rata portion of the trust account maintained by the Company for the benefit of the holders of Class B common stock. Also on April 25, 2008, the Company directed the trustee of the trust account to distribute its funds to all holders of Class B common stock

Following April 25, 2008, in accordance with the preamble of Article Fifth of the GSPAC Charter, provisions (A) through (E) of Article Fifth terminated. As a result of this termination, the requirement set forth in Article Fifth (C) that the officers of the Company shall take all such action necessary to dissolve and liquidate the Company as soon as reasonably practicable was eliminated.

Following the Company’s failure to consummate a Business Combination on or before the Termination Date, the Company’s board of directors considered a proposal to consummate an acquisition of SouthPeak Interactive, L.L.C. through the issuance of shares of its common stock. In evaluating the merits of this proposal, the Company’s board of directors considered the fact that, as a result of the liquidation of the trust account to the former holders of Class B common stock, upon the liquidation of the Company, holders of its common stock would receive nothing. Conversely, completing a transaction with SouthPeak Interactive, L.L.C. offered an opportunity to preserve some value for the holders of the Company’s common stock. In an effort to preserve some value for the holders of its common stock and in light of the fact that the requirement to dissolve and liquidate the Company contained in the GSPAC Charter terminated on the Termination Date, the Company’s board of directors determined that consummating the acquisition of SouthPeak Interactive, L.L.C. was in the best interests of its stockholders and preferable to dissolution and liquidation of the Company.

Securities and Exchange Commission
November 25, 2008

2.
Please advise as to how you amended and restated your certificate of incorporation in early May in connection with the acquisition of SouthPeak without the filing of a preliminary or definitive proxy or information statement. In your response, please also state whether you believe that you currently have a reporting obligation under the Exchange Act, and provide your supporting analysis. In this regard, we note that your most recent annual report on Form 10-K states that you have securities registered pursuant to Section 12(b) of the Exchange Act and also indicates that you are not a voluntary filer.

The Company acknowledges the Staff’s comment and respectfully submits that the Company did not file a definitive information statement prior to the amendment of its charter in an effort preserve the value of the acquisition of SouthPeak Interactive, L.L.C. for its stockholders.

At a special meeting of the Company’s stockholders held on April 24, 2008, the business combination between the Company and SouthPeak Interactive, L.L.C., as initially proposed, was not approved. On April 25, 2008, the Company and SouthPeak Interactive, L.L.C. began negotiations related to a possible acquisition involving shares of the Company’s common stock. This new transaction served two purposes. First, the transaction preserved the value of the Company for its stockholders by preventing a liquidation in which the common stockholders would receive nothing. Second, the transaction offered SouthPeak Interactive, L.L.C. an opportunity to combine with a public company which would enhance its ability to raise capital through public and private financings. However, to be effective and preserve the value of SouthPeak Interactive, L.L.C. for the Company’s stockholders, the acquisition of SouthPeak Interactive, L.L.C. for shares of common stock would need to occur by the middle of May 2008. At the same time, the Company would need to close a private round of financing. This financing was required to enable SouthPeak Interactive, L.L.C. to meet certain obligations it incurred as a result up ramping up its operation in anticipation of the originally proposed business combination with the Company.

In evaluating the acquisition of SouthPeak Interactive, L.L.C., the Company considered that its stockholders were greatly benefited by the acquisition and could share in SouthPeak Interactive, L.L.C.’s growth as opposed to receiving nothing on liquidation. The Company also considered that the proposed acquisition of SouthPeak Interactive, L.L.C. would not be subject to dissenters or appraisal rights under Delaware law. Furthermore, the Company considered the worsening credit markets in the United States and that any delay in the private financing could lead to investors walking away from a private financing transaction and, as a result, eliminate the Company’s opportunity to acquire SouthPeak Interactive, L.L.C. In light of these factors, it was determined that the risks to the Company’s stockholders resulting from any delay in the acquisition of SouthPeak Interactive, L.L.C. and its related financing were so acute, that the Company, with due regard to its obligations to file a definitive information statement, determined in the interests of its stockholders to proceed with the acquisition of SouthPeak Interactive, L.L.C. and its related financing.

Securities and Exchange Commission
November 25, 2008

As a result of the foregoing, the Company approved the acquisition of SouthPeak Interactive, L.L.C. on May 12, 2008 and a majority of the Company’s stockholders approved an amendment to the Company’s charter in order to facilitate the acquisition of SouthPeak Interactive, L.L.C. and a private round of financing closing contemporaneously therewith.

The Company supplementally advises the Staff that prior to the acquisition of SouthPeak Interactive, L.L.C., the Company’s common stock was trading below $1.00 per share and the holders of those shares would have received nothing upon liquidation of the Company. Since the Closing of the acquisition of SouthPeak Interactive, L.L.C., the Company’s common stock has consistently traded above $2.00 per share.

The Company supplementally advises the Staff that as a result of the Company initially being a blank check company, the acquisition of SouthPeak Interactive, L.L.C. necessitated the filing of Form 10 information in a current report following the closing. Accordingly, all of the disclosure that would have been required to be disclosed in a definitive information statement prior to the amendment of the GSPAC Charter was subsequently disclosed in the Form 10 information contained in the Current Report on Form 8-K filed with the Commission on May 15, 2008. The Company respectfully submits that as a result of the filing of the Form 10 information, its stockholders were not prejudiced by the timing of the disclosure following the acquisition of SouthPeak Interactive, L.L.C.

The Company has a current reporting obligation under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On March 29, 2006, the Company filed a Form 8-A with the Commission relating to its Series A units, Series B units, common stock, Class B common stock, Class W warrants and Class Z warrants. On April 28, 2008, the Company filed a Form 15 with the Commission terminating the Exchange Act registration of its Series B units and Class B common stock. The Exchange Act registrations related to the Company’s other securities remained unaffected by the Form 15. Except as set forth above, the Company has timely filed, or properly requested an extension to the filing requirements of, each of its required Exchange Act reports. Accordingly, the Company has a current reporting requirement under the Exchange Act.

Securities and Exchange Commission
November 25, 2008

3.
Please tell us your analysis as to whether the acquisition of membership interests in, and/or any subsequent merger with, SouthPeak required the approval of your shareholders under the Delaware General Corporation Law. We were unable to locate disclosure describing whether such a vote had taken place. If these actions did require shareholder approval, please advise as to how you obtained such approval without the filing of a preliminary or definitive proxy or information statement.

The Company acquired SouthPeak Interactive, L.L.C. through the purchase of all of its outstanding membership interests. The purchase was made on May 12, 2008, pursuant to the terms of a membership interest purchase agreement (the “Membership Interest Purchase Agreement”) entered into among the Company and the members of SouthPeak Interactive, L.L.C. The purchase of membership interests was not a merger or consolidation as contemplated under the Delaware General Corporation Law, and as such, did not require the approval of the Company’s stockholders. Additionally, the Company’s certificate of incorporation and bylaws in effect at that time did not require the approval of the Company’s stockholders for the purchase of membership interests. Accordingly, the approval of the Company’s board of directors was the only approval the Company was required to obtain prior to the consummation of the transactions contemplated in the Membership Interest Purchase Agreement. The Company’s board of directors approved the purchase of SouthPeak Interactive, L.L.C.’s membership interests on May 12, 2008.

As a condition to closing the Membership Interest Purchase Agreement, the Company, at the time known as Global Services Partners Acquisition Corp., was required to complete a merger with its wholly-owned subsidiaries SouthPeak Interactive Corporation and GSPAC Merger Company. Pursuant to §253 of the Delaware General Corporation Law, a parent corporation may merge with or into a wholly-owned subsidiary solely with the approval of its board of directors. The Company’s board of directors approved the merger of the Company with its wholly-owned subsidiaries SouthPeak Interactive Corporation and GSPAC Merger Company on May 12, 2008. Upon the filing of a certificate of ownership and merger with the Secretary of State of the State of Delaware, the Company changed its name to SouthPeak Interactive Corporation.

As a result of the fact that no stockholder vote was required to approve the Company’s acquisition of SouthPeak Interactive, L.L.C. or its merger with its two wholly-owned subsidiaries, the Company did not seek stockholder approval for these actions pursuant to the filing of a preliminary or definitive proxy or information statement.

Securities and Exchange Commission
November 25, 2008

4.
Please provide us with your analysis as to whether you engaged in an exchange offer with the holders of your Class W and Class Z warrants, pursuant to which you offered to issue to those holders Class Y warrants in exchange for the prior classes. If you determine that you did engage in an exchange offer, please tell us your analysis as to the applicability of Rule 13e-4 under the Exchange Act to that transaction.

The Company respectfully submits that the exchange of some of its outstanding Class W and Class Z warrants (the “Outstanding Warrants”) for Class Y warrants (the “Class Y Warrants”) did not constitute an exchange or tender offer and therefore did not implicate Rule 13e-4 under the Exchange Act. Although neither the Exchange Act nor the rules promulgated thereunder define the terms “exchange offer” or “tender offer”, case law has supplied two standards to assist in the determination of whether a transaction or series of transactions is a tender offer: (i) the “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Release No. 34-43069) and (ii) the “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) cited id. at n. 3). The Company considered these tests in connection with the negotiation and entrance into the purchase agreement, dated May 12, 2008 (the “Preferred Stock Purchase Agreement”), pursuant to which purchasers (the “Investors”) of the Company’s Series A preferred stock were granted the right to exchange one Outstanding Warrant for one Class Y Warrant and believes that whether viewed under the relevant criteria of the eight factors of the Wellman Test or more generally from the totality of the circumstances and the Investors’ need for the protection of the tender offer rules under the Hanson Test, the negotiation and execution of the Preferred Stock Purchase Agreement and the exchange of Outstanding Warrants for Class Y Warrants pursuant thereto are not the type of transactions contemplated by Rule 13e-4 and Regulation 14E.

The Wellman Test evaluates the following eight factors in determining whether a transaction may comprise a tender offer: (a) whether there is an active and widespread solicitation of public security holders; (b) whether the solicitation is made for a substantial percentage of the issuer’s securities; (c) whether the offer is made at a premium over the prevailing market price; (d) whether the terms of the offer are firm rather than negotiable; (e) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (f) whether the offer is open for only a limited period of time; (g) whether the offerees are subjected to pressure to sell; and (h) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities. As was noted in a treatise on securities regulation: “These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hanzen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005).

The following is a discussion of several key distinctions between the Company’s exchange for Class Y Warrants from the Wellman Test:

1. The negotiation and execution of the Preferred Stock Purchase Agreement and the related exchange of Outstanding Warrants for Class Y Warrants did not involve active and widespread solicitation. In consideration of the structure of the acquisition of SouthPeak Interactive, L.L.C. proposed in the Membership Interest Purchase Agreement, the Company’s management identified the need for operating capital following the closing. As a result, the Company instructed its investment banker to identify potential investors for a private placement of securities by the Company. The Company’s investment banker identified potential investors from its current clients and from stockholders listed as 5% holders of the Company’s securities in the Company’s Commission filings. Each of the Investors was introduced to the Company through its investment banker and at no time did the Company or its advisors conduct an active or widespread solicitation of the Company’s public security holders.

Securities and Exchange Commission
November 25, 2008

2. The Class Y Warrants were not issued at a premium over the Outstanding Warrants. The value of the Class Y Warrants that the Investors received was the result of an arms length negotiation by both sides to a private transaction. The Class Y Warrants were privately placed and subject to transfer restrictions. While the Investors have a registration right related to the Class Y Warrants and the underlying shares of common stock, there can be no assurance that the Investors will be able to freely trade the Class Y Warrants or the underlying common stock in the future. Moreover, as a former blank check company, the Company’s securities will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, until May 2009.

3. The terms of the exchange of Outstanding Warrants for Class Y Warrants were not firm but rather were the result of negotiation with the Investors. The initial draft of the Preferred Stock Purchase Agreement was not put forth by the Company. Hummingbird Management, L.L.C. was the lead Investor in the purchase of the Company’s Series A preferred stock and exclusively negotiated the Preferred Stock Purchase Agreement on behalf of the Investors with the Company. Preferred Stock Purchase Agreement provisions including the covenants and the amount and form of consideration to be paid, were the result of extensive negotiations among the Company, Hummingbird Management, L.L.C. and their respective advisors. It was a result of these negotiations that the concept of the exchange of Outstanding Warrants for Class Y Warrants was proposed by Hummingbird Management, L.L.C. and later agreed to by the Company.

4. The exchange of Outstanding Warrants for Class Y Warrants was not contingent upon the tender of a fixed minimum number of warrants or subject to a fixed maximum number of warrants. The exchange of Outstanding Warrants for Class Y Warrants was a right of the Investors and not an obligation. None of the Investors were required to exchange Outstanding Warrants for Class Y Warrants, and in theory, following the closing of the Preferred Stock Purchase Agreement, none of the Class Y Warrants could have been issued. Therefore, neither the sale of Series A preferred stock nor the exchange of Outstanding Warrants for Class Y Warrants was contingent on a fixed minimum number of warrants being tendered.

The Preferred Stock Purchase Agreement contemplated the sale of 15,000,000 shares of Series A preferred stock. As a result, the Investors could exchange up to 7,500,000 Outstanding Warrants for Class Y Warrants. This maximum number was not fixed based on the number of Class Y Warrants the Company intended to issue but rather as a result of the size of the investment in the Series A preferred stock. If the investment in the Company’s Series A preferred stock had been larger, the number of Class Y warrants available for exchange would have increased as a result.

Securities and Exchange Commission
November 25, 2008

5. The Investors were not subjected to pressure to sell or exchange the Outstanding Warrants. As stated above, the exchange of Outstanding Warrants for Class Y Warrants was a right of the Investors and not an obligation. For administrative purposes, Investors were given 90 days following their investment in the Company to initiate and complete their exchange of Outstanding Warrants for Class Y Warrants. The time limitation was an arbitrary figure and an administrative measure imposed by the Company to ensure the exchange right did not carry on in perpetuity. Additionally, not all of the Investors exercised their exchange right and some Investors only exercised a portion of their exchange right.

With respect to the Hanson Test, the determination turns on whether, unless tender offer rules are followed, there will be a substantial risk that offerees will lack information needed to make an educated investment decision. The Company notes that each of the Investors was a sophisticated, accredited investor familiar with transactions similar to those contemplated in the Preferred Stock Purchase Agreement and growth companies like the Company. Additionally, the Preferred Stock Purchase Agreement and its ancillary agreements were negotiated on behalf of the Investors by Hummingbird Management, L.L.C. and its legal advisors, who both have extensive experience in private investments in public entities. Therefore, none of the Investors required any additional information prescribed by the tender offer rules in order to make an educated investment decision.

Based on the foregoing, the Company respectfully submits that the exchange of some of its Outstanding Warrants for Class Y Warrants did not constitute an exchange or tender offer and therefore did not implicate Rule 13e-4.

5.
On the outside front cover page of the prospectus, you indicate that the prospectus relates to the offer and sale by the selling stockholders of 18,724,732 shares of common stock and 5,490,399 Class Y warrants. However, your disclosure suggests that the prospectus in fact relates to the offer and sale by the selling stockholders of 13,234,333 shares of common stock and 5,490,399 Class Y warrants, as well as to the offer and sale by you of 5,490,399 shares of common stock issuable upon exercise of the warrants. Please advise.

The Company acknowledges the Staff’s comment and has revised its prospectus cover to conform to its disclosure regarding the number of shares of common stock to be registered.

Principal and Selling Stockholders, page 55

6.
Please provide all of the information required by Item 507 of Regulation S-K. Specifically, please describe any material relationship which any of the selling shareholders has or had with you or your predecessors or affiliates within the past three years. In so doing, please provide a materially complete description of the transactions pursuant to which the selling shareholders obtained the shares of common stock and Class Y warrants that are the subject of the registration statement.

Securities and Exchange Commission
November 25, 2008

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

* * * * *

Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours, /s/ Mark J. Wishner Mark J. Wishner
Enclosures

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